Exhibit 99.1

GreenPower Delivers a Record 101 All–Electric Vehicles in its Third Quarter

LOS ANGELES, Jan. 10, 2023 /PRNewswire/ -- GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of zero-emission, electric-powered, medium and heavy-duty vehicles, today announced delivery of 101 vehicles for its third quarter ended December 31, 2022, a substantial increase over prior quarters. The majority of the deliveries were EV Star Cab and Chassis, as well as EV Star Cargoes, EV Stars and the first delivery of the award-winning Nano BEAST Type A school bus.

"GreenPower made significant progress in the third quarter and we already have deliveries scheduled for more than 100 vehicles in the current quarter," said GreenPower CEO Fraser Atkinson. "Our business development team and dealer partners have been hard at work and we believe we are on track to attaining an order backlog of 2,000 vehicles. Of significance is that almost all of these are supported by firm contracts or federal and state funding for the Nano BEAST Type A school bus, BEAST Type D school bus, EV Star Cargo, EV Star and EV Star Cab and Chassis."

During the third quarter GreenPower concluded Round 2 of the West Virginia School Bus Pilot Project. The second phase of the project saw deployment in the northern portions of the state where the Type D BEAST and Type A Nano BEAST zero-emission, all-electric school buses performed excellent in winter conditions on mountainous terrains.

"The real-world demonstration of GreenPower's all-electric school buses is showing that in fact they perform as expected in all types of weather conditions and terrain," said GreenPower President Brendan Riley. "These results are significant as the company finalizes preparation to begin manufacturing school buses in the South Charleston, West Virginia plant this quarter."

GreenPower also continued to increase its dealer network across the country during the quarter. "In the past three months we have added school bus dealers to our sales network on both the east and west coasts, and truck dealers in the New England region," Riley continued.

In addition, GreenPower today provided a quarterly update with respect to the Company's at-the-market equity offering program (the "ATM") implemented on September 16, 2022 pursuant to a Sales Agreement (the "Sales Agreement") with Roth Capital Partners, LLC (the "Agent"). For the three months ended December 31, 2022 GreenPower issued a total of 458,404 common shares through the facilities of Nasdaq at an average share price of $2.40 per share for gross proceeds of $1,100,145. Pursuant to the Sales Agreement, a cash commission of $30,254 was paid to the Agent resulting in net proceeds of $1,069,891.

Contacts

Fraser Atkinson, CEO
(604) 220-8048

Brendan Riley, President
(510) 910-3377

Michael Sieffert, CFO
(604) 563-4144

Allie Potter
Skyya PR for GreenPower
(218) 766-8856
greenpower@skyya.com

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van, and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts, and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events,and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or are beyond GreenPower's control, such as whether the vehicle deliveries during the quarter ended December 31, 2022 will all be recognized in revenue during the quarter, or whether GreenPower will attain an order backlog of 2,000 vehicles, among other factors. A number of important factors, including those set forth in other public filings (filed under the Company's profile on www.sedar.com), could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts are in US dollars © 2023 GreenPower Motor Company Inc. All rights reserved.